Simpson Thacher & Bartlett
icbc tower, 35th floor 3 garden road, central hong kong
telephone: +852-2514-7600 facsimile: +852-2869-7694
Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

August 16, 2022

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention:	Ms. Joanna Lam
Mr. Steve Lo

Re:	BEST Inc. Form 20-F for the Fiscal Year Ended December 31, 2021 Filed April 18, 2022 File No. 001-38198

Ladies and Gentlemen:

On behalf of our client, BEST Inc. (the “Company”), we are submitting this letter in response to your correspondence dated July 25, 2022 (the “July 25 Letter”) concerning the above-referenced annual report on Form 20-F that the Company filed with the Commission on April 18, 2022.

In the July 25 Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise the Staff as soon as possible when the Company will respond. The Company respectfully advises the Staff that it is working on its responses and that it will require additional time in order to respond fully to your letter.

The Company is therefore requesting an extension until August 30, 2022 and expects to respond no later than that date.

*          *          *

DANIEL FERTIG    ADAM C. FURBER    YI GAO ADAM S. GOLDBERG    MAKIKO HARUNARI    IAN C. HO    JONATHAN HWANG    ANTHONY D. KING    CELIA C.L. LAM    JIN HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG
RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

New York    Beijing    Houston    LONDON    Los Angeles Palo Alto    SÃO PAULO    TOKYO     Washington, D.C.

Simpson Thacher & Bartlett
August 16, 2022	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

In the meantime, please do not hesitate to contact me at +852-2514-7620 (work) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Shao-Ning Johnny Chou, Chief Executive Officer

George Chow, Chief Strategy and Investment Officer

Gloria Fan, Chief Financial Officer

BEST Inc.